MARK F. RADOM

1235 Bramble Road NE
Atlanta, GA 30329
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

07021600

SUPPL

February 22, 2006

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Power Chips plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Power Chips plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-35052. In furtherance of such exemption, I hereby enclose a copy of a press release entitled "Power Chips Appoints Dr. Hans Walitzki to Lead Development", which the Company issued on February 14, 2007.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

3/7

Subject: [Boreylist] PWCHF, AMTPF, COLCF, BOREF Press Release
From: "Borealis News" <news@borealis.gi>
Date: Wed, February 14, 2007 12:38 pm
To: "PR Group" <pr@borealis.gi>
Options: View Full Header | View Printable Version

Relates to: PWCHF, AMTPF, COLCF, BOREF

POWER CHIPS APPOINTS DR. HANS WALITZKI TO LEAD DEVELOPMENT

Gibraltar 14th February 2007

Power Chips plc (US OTC: PWCHF) is pleased to announce the appointment of Dr. Hans J. Walitzki as Chief Development Officer. Power Chips, a subsidiary of Borealis Exploration Limited plc (US OTC: BOREF), is developing systems to directly convert heat to electrical power. These systems can be used to recover waste heat from power stations, smokestacks, and automobiles and in co- generation and geothermal power plants. Dr. Walitzki will manage the final development and commercialization of Power Chips and related technologies.

Power Chips(tm) are projected to be the most effective heat-energy converters by using a gap between the electrodes to suppress parasitic heat flows. Further, their success builds on the optimization of the "Avto Effect". Named for Dr Avto Tavkhelidze, who first theorized, researched and discovered it, the Avto Effect affects a material's "work function", the amount of work needed to cause electron emission. In repeated tests, the material's work function has been markedly lowered, allowing electrons to flow more freely across the vacuum gap.

Dr. Walitzki earned his degree in Physics from the University of Bonn, in Germany. He has worked extensively in thin film and wafer technologies, spending many years with Wacker Chemitronic and latterly Wacker Siltronic, where he was Director of Technology. He founded his own company, soiTronic, Inc. in 1999 to bring new wafer technologies to the market, and successfully integrated his company into Isonics Corporation, becoming Vice President for Advanced Wafer Technology.

Isaiah W Cox, President of Power Chips plc, said: "Hans has extensive experience of administration, technology management and mass manufacturing in this exciting field. He has been a strong supporter of our work for many years and we are delighted to welcome him formally to head up the development of our technology and take it out of the laboratory and into the industry."

Dr. Walitzki said: "It's a pleasure to be able to work on such a novel and potentially world-changing technology. All over the world industries are demanding greater efficiency in power generation and in cooling. The Avto Effect technologies are well placed to satisfy these demands and make a significant contribution to the growing need for more efficient energy use."

Dr. Walitzki also becomes Chief Development Officer for Cool Chips plc and Avto Metals plc, as all three technologies have concomitant development programs at this time.

...INBOX&passed_id=86&start... 2/22/2007

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2006
for the third quarter of Fiscal Year 2007

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT
For the nine months ended 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Expenditure		
Administration fees	32,400	32,400
Loss for the period	32,400	32,400
Accumulated Loss at beginning of the period	392,400	349,200
Accumulated Loss at end of the period	$ 424,800	$ 381,600

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Current Assets		
Accounts receivable	5,044,760	5,087,960
Total Net Assets	$ 5,044,760	$ 5,087,960
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Accumulated Loss	(424,800)	(381,600)
Total Shareholders' Funds	$ 5,044,760	$ 5,087,960
Total number of shares in issue	8,035,118	8,035,118

END